Filed pursuant to Rule 424(b)(3)

Registration No. 333-179460

PROSPECTUS SUPPLEMENT NO. 34
to Prospectus declared
effective on May 10, 2012
(Registration No. 333-179460)

TWIN CITIES POWER HOLDINGS, LLC

This Prospectus Supplement No. 34 supplements our Prospectus declared effective May 10, 2012, as previously supplemented on May 10, 2012, May 16, 2012, May 25, 2012, May 29, 2012, June 1, 2012, June 14, 2012, June 25, 2012, June 29, 2012, July 10, 2012, August 14, 2012, August 31, 2012, September 20, 2012, October 12, 2012, November 2, 2012, November 14, 2012, December 20, 2012, December 31, 2012, January 8, 2013, March 1, 2013, March 18, 2013, March 29, 2013, April 1, 2013, May 2, 2013, May 15, 2013, May 31, 2013, June 10, 2013, June 17, 2013, June 19, 2013, June 20, 2013, August 14, 2013, August 16, 2013 and August 26, 2013 (the “Prospectus”).

You should read this Prospectus Supplement No. 34 together with the Prospectus.

This Prospectus Supplement No. 34 includes the attached Current Report on Form 8-K of Twin Cities Power Holdings, LLC as filed by us with the Securities and Exchange Commission on September 11, 2013.

The notes can only be purchased by residents of: California, Colorado, Connecticut, Delaware, Florida, Georgia, Illinois, Indiana, Kansas, Michigan, Minnesota, Mississippi, Missouri, New Jersey, New Mexico, New York, Pennsylvania, South Dakota, Texas, Utah, Vermont, and Wisconsin. No offer is made by this prospectus supplement to residents of any other state. See the section of the prospectus, “Notices to Investors of Certain States and Suitability Standards,” for additional details.

The information contained herein, including the information attached hereto, supplements and supersedes, in part, the information contained in the Prospectus.  This Prospectus Supplement No. 34 should be read in conjunction with the Prospectus, and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 34 supersedes the information contained in the Prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement No. 34 is September 11, 2013.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

____________

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported)	August 12, 2013

TWIN CITIES POWER HOLDINGS, LLC
(Exact Name of Registrant as Specified in Charter)

Minnesota	333-179460	27-1658449
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

16233 Kenyon Ave., Suite 210, Lakeville, Minnesota	55044
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code	(952) 241-3103

n/a
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

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Item 1.01. Entry into a Material Definitive Agreement

On August 12, 2013, Twin Cities Power Holdings, LLC (the “Company”) entered into a corporate guaranty (the “Corporate Guaranty”) in favor of Noble Americas Energy Solutions LLC (“Noble”). Pursuant to the Corporate Guaranty, the Company has agreed, among other things, to guarantee, up to a maximum of $1.0 million plus any costs of enforcement or collection, the prompt and complete payment of all amounts owed to Noble by the Company’s wholly-owned subsidiary, Town Square Energy, LLC, related to any transactions between Town Square Energy, LLC and Noble.

On August 28, 2013, the Company and its members entered into a Second Amendment to its Amended and Restated Member Control Agreement (the “Second Amendment”). The Second Amendment was entered into solely for the purpose of addressing a formatting issue with the First Amendment, and made no material changes to the substantive provisions of the Company’s Amended and Restated Member Control Agreement, as previously amended.

The foregoing descriptions of the Corporate Guaranty and the Second Amendment are qualified in their entirety by reference to the full text of the Corporate Guaranty and the Second Amendment, which are attached to this Current Report on Form 8-K as Exhibits 10.1 and 4.1, respectively, and are incorporated herein by reference.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

The information set forth under Item 1.01 of this Current Report on Form 8-K regarding the Corporate Guaranty is incorporated herein by reference.

Item 8.01. Other Events

As part of its plan to expand its retail electricity operations, on August 29, 2013, the Company entered into a letter of intent pursuant to which the Company intends to acquire all of the outstanding equity interests in Discount Energy Group, LLC (“DEG”). DEG is currently licensed to provide electricity to residential and commercial customers in the states of Maryland, New Jersey, Ohio, and Pennsylvania. The proposed consideration for the potential acquisition will be approximately $300,000 in cash plus additional cash payments equal to the net amounts on deposit with certain wholesale electricity exchanges and utilities. The current owners of DEG are also expected to be compensated for certain services to be provided to DEG after the acquisition.

This potential acquisition remains subject to, among other things, completing customary due diligence and entering into a definitive purchase agreement. The definitive purchase agreement is expected to be signed by all parties on or before the end of September. There can be no assurance that any transaction will be completed as proposed or at all.

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On September 6, 2013, the Company made the final payment of $917,496 of principal plus accrued interest to Robert O. Schachter and his affiliated entities, HTS Capital, LLC and Clearwaters Capital, LLC, under that certain promissory note in the original principal amount of $5,829,017, dated October 1, 2011, as amended. This promissory note has now been paid in full.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits

4.1	Second Amendment to Amended and Restated Member Control Agreement of Twin Cities Power Holdings, LLC, dated August 28, 2013
10.1	Corporate Guaranty of Twin Cities Power Holdings, LLC in favor of Noble Americas Energy Solutions LLC, dated August 12, 2013

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 11, 2013	By	/s/ Wiley H. Sharp III
Wiley H. Sharp III
	Its	Vice President – Finance and Chief Financial Officer

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Exhibit 4.1

SECOND AMENDMENT

TO AMENDED AND RESTATED MEMBER CONTROL AGREEMENT

OF TWIN CITIES POWER HOLDINGS, L.L.C.

This Second Amendment to Amended and Restated Member Control Agreement (“Second Amendment”) dated August 28th, 2013 is to be effective as of the 28th day of June, 2013 by and among Timothy S. Krieger (“Krieger”) and Summer Enterprises, L.L.C., a Minnesota Limited Liability Company (“Summer”) who are all of the members of Twin Cities Power Holdings, L.L.C., a Minnesota Limited Liability Company (the “Company”). Krieger, Summer and the Company are jointly referred to as Parties (“Parties”).

R E C I T A L S

A.	The Company entered into an Amended and Restated Member Control Agreement dated as of July 18th, 2012 (the “Agreement”) and a First Amendment to Amended and Restated Member Control Agreement dated July 30th, 2013 (“First Amendment”).

B.	The Parties now desire to amend the Agreement and the First Amendment to delete all references to the Hanson Preferred Units and substitute in its place a Certificate of Designation of Series A Preferred Units of the Company.

THE PARTIES HEREBY AGREE AS FOLLOWS:

1.	The terms and conditions of that certain Certificate of Designation of Series A Preferred Units of Twin Cities Power Holdings, L.L.C., are hereby incorporated into the Agreement and First Amendment and the Agreement and First Amendment shall be deemed to have been modified to incorporate the rights and preferences of the Certificate of Designation of Series A Preferred Units by this Second Amendment. A copy of the Certificate of Designation of Series A Preferred Units of Twin Cities Power Holdings, LLC is marked as Exhibit “A”, attached hereto and incorporated herein by reference.

2.	Summer Enterprises, L.L.C. does herein agree to be bound by the terms of the Amended and Restated Member Control Agreement dated July 18, 2012 as amended by the First and Second Amendments.

3.	All other terms and conditions of the Amended and Restated Member Control Agreement of Twin Cities Power Holdings, L.L.C. as amended by the First and Second Amendments shall remain in full force and effect except as herein before amended.

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IN WITNESS WHEREOF, the undersigned have executed this Second Amendment as of the date first written above.

MEMBERS:	COMPANY:
/s/ Timothy S. Krieger Timothy S. Krieger	TWIN CITIES POWER HOLDINGS, L.L.C. /s/ Timothy S. Krieger By: Timothy S. Krieger Its: President/CEO
SUMMER ENTERPRISES, L.L.C. /s/ Timothy S. Krieger By: Timothy S. Krieger Its: President/CEO

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EXHIBIT A

CERTIFICATE OF DESIGNATION

OF

SERIES A PREFERRED UNITS

OF

TWIN CITIES POWER HOLDINGS, LLC

WHEREAS, TWIN CITIES POWER HOLDINGS, LLC is a Minnesota limited liability company organized under Chapter 322B, Minnesota Statutes (the “Company”);

WHEREAS, pursuant to Article II, paragraph 2.02 of its Articles of Organization dated December 30, 2009 (the “Articles”) and its Amended and Restated Member Control Agreement dated July 18, 2012, as amended by that certain First Amendment dated July 30th, 2013, the Company is authorized to establish by resolution different classes and/or series of membership interests and may fix the rights and preferences of said membership interests in any class or series.

WHEREAS, the Board of Governors has resolved that the Company issue “Common Units” and one or more classes of Preferred Units to be designated, respectively, as “Common Units” and “Preferred Units”;

NOW, THEREFORE, the Board of Governors hereby establishes the rights, preferences, and restrictions of the Company’s Series A Preferred Units as follows:

1. Designation; Authorization; Liquidation Preference; Parity.

(a) Designation. A series of the Company’s Preferred Units shall be designated as its Series A Preferred Units (the “Preferred Units” or the “Units”).

(b) Authorization. The number of authorized units constituting the Preferred Units is 496.

(c) Liquidation Preference. The Preferred Units shall have a preference upon distribution in liquidation of $5,535.00 per Unit plus distributions accrued and interest thereon at the rate of 20% per annum from the date accrued (the “Liquidation Preference”).

(d) Parity. The Preferred Units shall be senior to the Company’s Common Units and rank on parity with all other classes and series of preferred equity of the Company now or hereafter authorized, issued, or outstanding, other than any classes or series ranking senior to the Preferred Units as to distribution rights and rights upon liquidation, winding up, or dissolution of the Company, provided that the holders of the Preferred Units so permit. The Preferred Units shall be junior to all outstanding debt of the Company, whether senior or subordinated.

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2. Distributions.

(a) Payment. The holders of record of Preferred Units shall be entitled to receive, when, as, and if declared by the Board of Governors, out of funds legally available therefor, non-cumulative cash distributions at the rate of $92.25 per unit per month (the “Distribution Rate”). The distributions shall be payable monthly in arrears on the first day of each month, beginning August 1, 2013 or, if any such day is a non-business day, on the next business day (each of such dates, a “Distribution Payment Date” and each preceding monthly period being a “Distribution Period”). Each declared distribution shall be payable to holders of record as they appear on the Unit Register of the Company at the close of business on the Record Dates. The Record Dates shall be set as of the first day of each Distribution Period.

(b) Participation. The Preferred Units shall not participate in distributions with the Common Units.

(c) Noncumulative. Distributions on the Preferred Units shall be noncumulative. If the Board of Governors fails to declare a distribution payable on a Distribution Payment Date in respect of the Preferred Units due to a lack of legally available funds or the need to meet debt obligations, then the right of holders of Preferred Units to receive a distribution in respect of the Distribution Period ending on such Distribution Payment Date will be lost and the Company will have no obligation to pay the distribution accrued for such Distribution Period or to pay any interest thereon, whether or not distributions on the Preferred Units are declared for any future Distribution Period, provided that the provisions of this paragraph shall not affect the determination of the amount of the Liquidation Preference or the priority of the payment of distributions, or the amount thereof, as provided in Section 3(e).

(d) Computation. The amount of distributions payable on Preferred Units for each full Distribution Period shall be computed by multiplying the number of Preferred Units outstanding by the Distribution Rate. The amount of any distribution payable per Unit for any period shorter than a full Distribution Period shall be computed by multiplying the Distribution Rate by 12, dividing by a 360-day year, and multiplying by the actual number of days elapsed in such period.

(e) Priority.

(i) Except for distributions to holders of the Common Units in lieu of income taxes as described in the Company’s Member Control Agreement, as amended from time to time (“Tax Distributions”), no distributions shall be declared, paid, or set apart for payment on Preferred Units of any series ranking as to distributions on a parity with or junior to the Preferred Units for any period unless the full distribution accrued on the Preferred Units has been, or contemporaneously is, declared and paid for all prior Distribution Periods from the date of the issuance of the Preferred Units and a sum sufficient for the payment thereof set apart for such payment.

When distributions are not paid in full (or declared and a sum sufficient for such full payment is not so set apart) upon the Preferred Units and any other Preferred Units ranking on a parity as to distributions with the Preferred Units, all distributions declared upon the Preferred Units and any other series of Preferred Units ranking on a parity as to distributions shall be declared pro rata, so that the amount of distributions declared per Unit on Preferred Units and such other series of Preferred Units shall in all cases bear to each other the same ratio that accrued distributions for the then-current Distribution Period on the Preferred Units and accrued distributions, including required or permitted accumulations, if any, of such other series of Preferred Unit, bear to each other.

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(ii) So long as any Preferred Units are outstanding and full distributions on the Preferred Units for all past distribution periods have not been paid, no distribution, other than: (A) Tax Distributions in cash as described in Section 2.(d)(i); (B) distributions paid in additional Preferred Units; (C) distributions of options, warrants, or rights to subscribe for or purchase Common Units or any other Preferred Units ranking junior to the Preferred Units as to distributions or upon liquidation, shall be declared or paid or set aside for payment or other distribution declared or made upon the Common Units or upon any other Units of the Company ranking junior to the Preferred Units as to distributions or upon liquidation, nor shall any Common Units or any other Units of the Company ranking junior to or on a parity with the Preferred Units as to distributions or upon liquidation be redeemed, purchased, or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such Units) by the Company otherwise than pursuant to a pro rata offer to purchase or a concurrent redemption of all, or a pro rata portion, of the outstanding Preferred Units and any other Units on a parity with Preferred Units (except by conversion into or exchange for Units of the Company ranking junior to the Preferred Units as to distributions and upon liquidation) unless and until the Company shall have paid full distributions on the Preferred Units for all prior Distribution Periods from the date of the issuance of the Preferred Units.

3. Voting. So long as any Preferred Units are outstanding, in addition to any other vote or consent of members of the Company required by law or by the Articles, the consent of the holders of at least a majority of the Preferred Units, acting as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting:

(a) Any amendment, alteration, or repeal of any of the provisions of the Articles that affects adversely the voting powers, rights, or preferences of the holders of the Preferred Units, provided that the amendment of the provisions of the Articles so as to authorize or create, or to increase the authorized amount of, any Units of any class ranking junior to or on a parity with the Preferred Units shall not be deemed to affect adversely the voting powers, rights, or preferences of the holders of the Preferred Units;

(b) The authorization or creation of, or the increase in the authorized amount of, any Units of any class or any security convertible into Units of a class ranking prior to the Preferred Units in the distribution of assets on any liquidation, dissolution, conservatorship, receivership, or winding up of the Company, or in the payment of distributions; or

(c) The merger or consolidation of the Company with or into any other entity, unless the Preferred Units or an equivalent class of securities remain outstanding after the merger or consolidation and the resulting entity will thereafter have no class of Units and no other securities either authorized or outstanding ranking prior to the Preferred Units in the distribution of its assets on liquidation, dissolution or winding up or in the payment of distributions, provided that no such consent of the holders of Preferred Units shall be required if, at or prior to the time when such amendment, alteration or repeal is to take effect or when the issuance of any such prior Units or convertible security is to be made, or when such consolidation or merger, purchase or redemption is to take effect, as the case may be, provision is made for the redemption of all Preferred Units at the time outstanding.

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4. Redemption. The Preferred Units shall not be redeemable, except as set forth in Section 3(c).

5. Liquidation Rights.

(a) Upon the dissolution, liquidation or winding up of the Company, the holders of the Preferred Units shall be entitled to receive and to be paid out of the assets of the Company available for distribution to its members, before any payment or distribution shall be made on the Common Units or on any other class of Units ranking junior to the Preferred Units upon liquidation, the amount of the Liquidation Preference.

(b) The sale of all or substantially all the property or business of the Company, or the merger or consolidation of the Company into or with any other corporation or the merger or consolidation of any other corporation into or with the Company shall be deemed to be a dissolution, liquidation, or winding up, voluntary or involuntary, for the purposes of this Section 5.

(c) After the payment to the holders of the Preferred Units of the full preferential amounts provided for in this Section 5, the holders of Preferred Units as such shall have no right or claim to any of the remaining assets of the Company.

(d) In the event the assets of the Company available for distribution to the holders of Preferred Units upon any dissolution, liquidation, or winding up of the Company, whether voluntary or involuntary, shall be insufficient to pay in full all amounts to which such holders are entitled pursuant hereto, no such distribution shall be made on account of any other class or series of Preferred Units ranking on a parity with the Preferred Units upon such dissolution, liquidation, or winding up unless proportionate distributive amounts shall be paid on account of the Preferred Units, ratably, in proportion to the full distributable amounts for which holders of all such parity Units are respectively entitled upon such dissolution, liquidation, or winding up.

(e) Subject to the rights of the holders of Units of any series or class or classes of Units ranking on a parity with the Preferred Units upon liquidation, dissolution, or winding up of the Company, after payment shall have been made in full to the holders of the Preferred Units as provided herein, but not prior thereto, any other series or class or classes of Units ranking junior to the Preferred Units upon liquidation, subject to the respective terms and provisions applying thereto, shall be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Preferred Units shall not be entitled to share therein.

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6. Ranking. A Unit of any class of the Company shall be deemed to rank:

(a) Prior to the Preferred Units, if the holders of such class or classes shall be entitled to the receipt of distributions or of amounts distributable upon dissolution, liquidation or winding up of the Company, as the case may be, in preference or priority to the holders of Preferred Units;

(b) On a parity with the Preferred Units, if the holders of such Units shall be entitled to the receipt of distributions or of amounts distributable upon dissolution, liquidation or winding up of the Company, in proportion to their respective distribution rates or liquidation prices, without preference or priority, one over the other, as between the holders of such Units and the holders of the Preferred Units; and

(c) Junior to the Preferred Units, if such class shall be Common Units or if the holders of the Preferred Units shall be entitled to receipt of distributions or of amounts distributable upon dissolution, liquidation, or winding up of the Company, as the case may be, in preference or priority to the holders of Units of such class or classes.

7. Conversion and Cancellation. The Company’s existing class of preferred units is hereby converted, on a one-for-one basis, into Preferred Units and the existing class of preferred units is, upon such conversion, cancelled.

The Preferred Units are not convertible into Common Units.

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Exhibit 10.1

GUARANTEE

GUARANTEE, dated as of August 12, 2013, by TWIN CITIES POWER HOLDINGS, LLC, a Minnesota limited liability company, ("Guarantor"), in favor of NOBLE AMERICAS ENERGY SOLUTIONS LLC (the "Counterparty").

1. Guarantee. To induce the Counterparty to enter into transactions (the "Transactions") with TOWN SQUARE ENERGY, LLC (“Affiliate”), Guarantor guarantees to the Counterparty and its successors, endorsees and assigns the prompt payment when due, subject to any applicable grace period, of all present and future payment obligations of Affiliate to the Counterparty arising out of Transactions (the "Obligations"). The maximum aggregate liability of Guarantor under the Guarantee is limited to the amount of ONE MILLION U.S. DOLLARS (U.S. $1,000,000.00) plus costs and expenses, including reasonable attorney’s fees, incurred in enforcing this Guarantee against the Guarantor.

2. Nature of Guarantee. Guarantor’s obligations hereunder shall not be affected by the existence, validity, enforceability, perfection, or extent of any collateral therefor or by any other circumstance relating to the Obligations that might otherwise constitute a legal or equitable discharge of or defense to Guarantor not available to Affiliate. This is a guarantee of payment and not collection. Guarantor agrees that the Counterparty may resort to Guarantor for payment of any of the Obligations whether or not the Counterparty shall have resorted to any collateral therefor or shall have proceeded against Affiliate or any other obligor principally or secondarily obligated with respect to any of the Obligations. The Counterparty shall not be obligated to file any claim relating to the Obligations in the event that Affiliate becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Counterparty to so file shall not affect the Guarantor’s obligations hereunder. If any payment to the Counterparty in respect of any Obligations is rescinded or must otherwise be returned for any reason whatsoever, Guarantor shall remain liable hereunder with respect to such Obligations as if such payment had not been made. Guarantor reserves the right to (a) set-off against any payment owing hereunder any amounts owing by the Counterparty to Affiliate and (b) assert defenses which Affiliate may have to payment of any Obligations other than defenses arising from the bankruptcy or insolvency of Affiliate and other defenses expressly waived hereby.

3. Changes in Obligations, Collateral therefor and Agreements Relating thereto; Waiver of Certain Notices. Guarantor agrees that the Counterparty may at any time and from time to time, either before or after the maturity thereof, without notice to or further consent of such Guarantor, extend the time of payment of, exchange or surrender any collateral for, or renew any of the Obligations, and may also make any agreement with Affiliate or with any other party to or person liable on any of the Obligations or interested therein, for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of the terms thereof or of any agreement between the Counterparty and Affiliate or any such other party or person, without in any way impairing or affecting this Guarantee. Guarantor waives notice of the acceptance of this Guarantee and of the Obligations, presentment, demand for payment, notice of dishonor and protest. Without limiting the foregoing, in accordance with Section 2856 of the California Civil Code, Guarantor waives any and all other rights and defenses available to Guarantor by reason of Sections 2787 to 2855, inclusive, 2899 and 3433 of the California Civil Code, including without limitation any and all rights or defenses Guarantor may have by reason of protection afforded to Affiliate with respect to any of the Obligations, or to any other guarantor of any of the Obligations with respect to any of such guarantor’s obligations under its guaranty, in each case pursuant to the laws of the state of California limiting or discharging the Affiliate’s or such guarantor’s obligations.

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4. Expenses. Guarantor agrees to pay on demand all fees and out of pocket expenses (including, without limitation, the reasonably allocated fees of in-house counsel and other reasonable fees of the Counterparty's counsel, and reasonable expenses of each of the foregoing) in any way relating to the enforcement or protection of the rights of the Counterparty hereunder; provided, that Guarantor shall not be liable for any expenses of the Counterparty if no payment under this Guarantee is due.

5. Subrogation. Upon payment of any of the Obligations, Guarantor shall be subrogated to the rights of the Counterparty against Affiliate with respect to such Obligations, and the Counterparty agrees to take at the Guarantor’s expense such steps as Guarantor may reasonably request to implement such subrogation.

6. No Waiver; Cumulative Rights. No failure on the part of the Counterparty to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by the Counterparty of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power. Each and every right, remedy and power hereby granted to the Counterparty or allowed it by law or other agreement shall be cumulative and not exclusive of any other, and may be exercised by the Counterparty at any time or from time to time.

7. Assignment. This Guarantee may be freely assigned by Counterparty without the Guarantor’s consent. Neither this Guarantee nor any rights, interests or obligations hereunder may be assigned by the Guarantor to any other person (except by operation of law) without the prior written consent of the Counterparty.

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8. Notices. All notices or demands on Guarantor shall be deemed effective when received, shall be in writing and shall be delivered by hand or by registered mail, or by facsimile transmission promptly confirmed by registered mail, addressed to Guarantor at:

Twin Cities Power Holdings, LLC

16233 Kenyon Avenue, Suite 210

Lakeville, MN 55044

Keith W. Sperbeck

(952) 241-3103

952-898-3571

ksperbeck@twincitiespower.com

or to such other address or fax number as Guarantor shall have notified the Counterparty in a written notice delivered to the Counterparty.

9. Continuing Guarantee. Subject to the provisions of Section 1 and 10 hereof, this Guarantee shall become and remain in full force and effect and shall be binding on Guarantor, its successors and assigns until all of the Obligations have been satisfied in full.

10. Termination. Upon not less than thirty (30) days prior written notice thereof to the Counterparty, Guarantor may terminate this Guarantee insofar as it would otherwise relate (but for such termination) to Transactions entered into after the effectiveness of such termination. Such termination shall not affect the obligations hereunder of Guarantor in respect to the Transactions entered into before such effectiveness as to which this Guarantee shall, in all respects, remain in full force and effect.

11. Governing Law. This Guarantee shall in all respects be governed by and construed in accordance with the laws of the State of California without regard to principles of conflicts of laws.

12. Execution in Counterparts. This Guarantee may be executed in counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

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13. Entire Agreement. This Guarantee constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between Guarantor and Counterparty with respect to the subject matter hereof. Neither this Guarantee nor any of the terms hereof may be terminated, amended, supplemented, waived or modified orally, except by an instrument in writing signed by the party against which the enforcement of this termination, amendment or supplement, waiver or modification shall be sought.

IN WITNESS WHEREOF, this Guarantee has been duly executed and delivered by Guarantor to the Counterparty as of the date first above written.

GUARANTOR

TWIN CITIES POWER HOLDINGS, LLC

By: /s/ Timothy Krieger

Printed Name: Timothy Krieger

Title: CEO/President

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